04002440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2004 MAIL PROCESSING SECTION WASH. D.C. 155

SEC FILE NUMBER
8- 65796

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chapdelaine Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa O'Leary (212) 208-9130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company , LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Teresa O'Leary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapdelaine Brokerage LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Teresa O'Leary
Signature

Controller
Title

Mary F. Rodriguez
Notary Public

MARY F. RODRIGUEZ
Notary Public, State of New York
No. 01RO6021739
Qualified in Queens County
Commission Expires March 22, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPDELAINE BROKERAGE LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

CHAPDELAINE BROKERAGE LLC

FINANCIAL STATEMENTS AND SCHEDULES

LOUIS STERNBACH & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Members of
Chapdelaine Brokerage LLC

We have audited the accompanying statement of financial condition of Chapdelaine Brokerage LLC (the "Company") as of December 31, 2003, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the period January 14, 2003 (date of inception) to December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chapdelaine Brokerage LLC as of December 31, 2003, and the results of its operations and its cash flows for the period of January 14, 2003 (date of inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach & Co, LLP

Certified Public Accountants

February 17, 2004
New York, New York

CHAPDELAINE BROKERAGE LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

ASSETS

ASSETS	
Cash and cash equivalents	$ 81,703
Receivables:	
Brokers and dealers	360,398
Total Assets	$442,101

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$171,653
COMMITMENTS AND CONTINGENT LIABILITIES	
MEMBER'S EQUITY	270,448
TOTAL LIABILITIES AND MEMBER'S EQUITY	$442,101

CHAPDELAINE BROKERAGE LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD OF JANUARY 14, 2003 (DATE OF INCEPTION) TO DECEMBER 31, 2003

REVENUES		
Commissions		$1,823,904
EXPENSES		
Compensation	$974,936	
Communications and data processing	20,067	
Professional fees	71,300	
Marketing and promotional	60,434	
Brokerage and clearing fees	31,168	
Other	95,551	
Total Expenses		1,253,456
NET INCOME		$ 570,448

The accompanying notes are an integral part of these financial statements

CHAPDELAINE BROKERAGE LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD OF JANUARY 14, 2003 (DATE OF INCEPTION) TO DECEMBER 31, 2003

	Member's Equity
BALANCE - JANUARY 14, 2003 (DATE OF INCEPTION)	$ -0-
Capital contributed	100,000
Capital withdrawals	(400,000)
Net income	570,448
BALANCE - DECEMBER 31, 2003	$270,448

The accompanying notes are an integral part of these financial statements

CHAPDELAINE BROKERAGE LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE PERIOD OF JANUARY 14, 2003 (DATE OF INCEPTION) TO DECEMBER 31, 2003

BALANCE - JANUARY 14, 2003 (DATE OF INCEPTION)	$ -0-
BALANCE - DECEMBER 31, 2003	$ -0-

The accompanying notes are an integral part of these financial statements

CHAPDELAINE BROKERAGE LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD OF JANUARY 14, 2003 (DATE OF INCEPTION) TO DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$570,448
(Increase) decrease in operating assets:	
Receivables:	
Broker Dealer	(360,398)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	171,653
Net Cash Provided by Operating Activities	381,703
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributed	100,000
Capital withdrawals	(400,000)
Net Cash Used in Financing Activities	(300,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	81,703
CASH AND CASH EQUIVALENTS - JANUARY 14, 2003 (DATE OF INCEPTION)	-0-
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2003	$ 81,703
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ -0-
Taxes	$ -0-

The accompanying notes are an integral part of these financial statements

CHAPDELAINE BROKERAGE LLC

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Chapdelaine Brokerage LLC, ("the "Company") was formed on January 14, 2003 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and a member of the American Stock Exchange in February 2003.

The Company operates as a floor broker on the American Stock Exchange for the purpose of executing orders for other brokers.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

COMMISSIONS

The Company records commissions on a trade date basis.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INCOME TAXES

The Company is a New York L.L.C. and as such, no provision for federal, state, or local income taxes is required as its members are responsible for reporting the Company's income or loss under applicable income tax statutes and regulations.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Although the Company does not trade for its own account or clear transactions, the company may be exposed to risk in the event counterparties do not fulfill their obligations. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Co, LLP

Certified Public Accountants

February 17, 2004
New York, New York